FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT INDEX

99.1	Press Release dated April 15, 2009 ("Announcement Regarding Submitting a Binding Bid for National Lottery")

EXHIBIT 99.1

ANNOUNCEMENT REGARDING SUBMITTING A BINDING BID FOR NATIONAL LOTTERY

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

In its meeting dated March 27, 2009, our Board of Directors decided to submit a bid for the tender of the privatization of the games of chance, which belongs to the National Lottery General Directorate, through our wholly owned subsidiary Sans Oyunlari Yatirim Holding A.S., which we own through our 100% owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell Bilisim”). We had also added that our bid would either be made as a stand-alone offer or in conjunction with another legal party by forming a consortium.

With respect to this Sans Oyunlari Yatirim Holding A.S submitted a binding bid for the aformentioned tender.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Gonca Yilmaz Batur
Investor & Int. Media Relations	Procurement & Contract Mng.
Division Head	Division Head
15.04.2009, 17:30	15.04.2009, 17:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 15, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 15, 2009	By:	/s/ Gonca Yilmaz Batur
Name: Gonca Yilmaz Batur Title: Procurement & Contract Mng. - Division Head